UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
Under the Securities Exchange Act of 1934

CHINA WORLD TRADE CORPORATION
(Name of Issuer)

Shares of Common Stock
(Title of Class of Securities)

90210R305
(CUSIP Number)

     Wendy Siu Ping Choi Tao
12/F, 9 Des Voeux Road West
Hong Kong
Tel: (852) 2259 9383
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
copy to:
Michael H. Taylor
Lang Michener
Barristers & Solicitors
Suite 1500, 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7
Tel: 604.689.9111

December 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90210R305

SCHEDULE 13D

CUSIP No.	90210R305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wendy Siu Ping Choi Tao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,574,074 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,574,074 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,074 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (based on 29,923,330 common shares issued and outstanding as of December 15, 2004)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 90210R305

ITEM 1.     SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share of China World Trade Corporation, a Nevada Corporation ("China World").

The principal executive offices of the Company are located at the following address:

CHINA WORLD TRADE CORPORATION 4th Floor, Goldlion Digital Network Center 138 Tiyu Road East Tiahne, Guangzhou , P.R.C. 510620

ITEM 2.     IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement: This Statement is filed by Wendy Siu Ping Choi Tao (“Ms. Tao” or the “Reporting Person”).

B.	Residence or Business Address: The business address of Ms. Tao is 12/F., 9 Des Voeux Road West, Hong Kong.

C.	Present Principal Occupation and Employment: Ms. Tao is a businesswoman.

D.	Criminal Proceedings: Ms. Tao has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Civil Proceedings:

Ms. Tao has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Ms. Tao is a citizen of Hong Kong.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to share purchase agreements dated September 3, 2002 and December 17, 2002, respectively (collectively, the "Share Purchase Agreement") entered into between Powertronic Holdings Limited ("Powertronic") and China World, Powertronic acquired 2 million shares of common stock of China World, and 4 million warrants convertible into shares of common stock of China World on January 24, 2003. The warrants were exercisable within two years of their issue at an exercise price of US$0.575 per share.

On October 29, 2003, pursuant to Instruments of Transfer and Bought and Sold Notes dated October 29, 2003 entered into between Ideal Trade Investments Limited ("Ideal Trade") and Powertronic, Ideal Trade acquired all of the issued and outstanding shares of Powertronic, thereby indirectly acquiring the 2 million shares and the 4 million warrants of China World. The purchase price for the shares and warrants of Powertronic was

CUSIP No. 90210R305

US$800,000. Ms. Tao is the sole shareholder and director of Ideal Trade. The purchase price was paid with personal funds from Ms. Tao.

Ms. Tao indirectly exercised warrants held by Powertronic to purchase 2,000,000 share of common stock of China World on July 20, 2004 through a cash purchase.

Ms. Tao indirectly exercised the remaining warrants held by Powertronic to purchase 2,000,000 shares of common stock of China World on December 15, 2004 by a cashless exercise of the warrants whereby an additional 1,574,074 shares of common stock of China World Trade were issued upon surrender of the warrants.

ITEM 4.     PURPOSE OF TRANSACTION

The additional shares of China World indirectly acquired by Ms. Tao through the exercise of the warrants held by Powertronic and in turn the additional shares of China World indirectly acquired by Ideal Trade were acquired for investment purposes by Ms. Tao.

Ms. Tao does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

CUSIP No. 90210R305

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

A.

Beneficial Ownership.

Ms. Tao is the beneficial owner of 5,574,074 shares of Common Stock of China World, representing approximately 18.6% of the Issuer’s common stock, based upon 29,923,330 shares of common stock of China World outstanding at December 15, 2004.

B.	Power to Vote and Dispose. Ms. Tao has the indirect power to vote and direct the disposition of the shares of China World held by her.

C.	Transactions Within the Past 60 Days. Except as disclosed herein, Ms. Tao not effected any other transactions in the securities of China World within sixty (60) days preceding the date hereof.

D.	Certain Rights of Other Persons. Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Ms. Tao does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, Ms. Tao has not pledged securities of China World nor are the securities of China World held by Ms. Tao subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 90210R305

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2004

/s/ Wendy Siu Ping Choi Tao

_________________________________
Wendy Siu Ping Choi Tao

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).